American Sierra Gold Corp.
1218 Third Avenue, Suite 505
Seattle, WA 98101

November 29, 2012

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    American Sierra Gold Corp.
Registration Statement on Form S-4
Filed October 31, 2012
File No. 333-184668

Request for Withdrawal

Ladies and Gentlemen:

American Sierra Gold Corp. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-184668) on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2012 (the “Registration Statement”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact Michele N. Rasmussen at (206) 448-3450 of The Apex Law Group, LLP. Thank you for your assistance in this matter.

Sincerely,

American Sierra Gold Corp.

/s/ James Vandeberg
Name: James Vandeberg
Title: President